February 24, 2015

Ms. Kristi Marrone
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Towers Watson & Co.
Form 10-K for the Fiscal Year Ended June 30, 2014
File No. 001-34594
Form 10-Q for the Quarterly Period Ended December 31, 2014
File No. 001-34594

Dear Ms. Marrone:

In response to your letter dated February 11, 2015, Towers Watson & Co. (the “Company,” “Towers Watson,” “we” or “our”) submits the accompanying response to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with our response following immediately thereafter.
SEC Comment 1:
Form 10-K for the Fiscal Year-Ended June 30, 2014
Notes to the Consolidated Financial Statements, page 67
1. We note from the risk factor disclosure on page 23 that you are dependent upon dividends and other payments from your operating subsidiaries to meet your obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. You also disclose that a number of factors may arise that could limit your ability to repatriate funds or make repatriation cost prohibitive. Please tell us what consideration you gave to disclosing these restrictions in the notes to the financial statements in accordance with Rule 4-08(e) of Regulations S-X.
Company Response:
With regard to the disclosure requirements under Rule 4-08(e) of Regulation S-X, we do not believe the Company has significant restrictions on the payment of dividends to its shareholders, and therefore the Company has not included any disclosure to that effect. The Company pays dividends out of the operating cash flows provided by subsidiaries located within the United States and has not needed to rely on the repatriation of funds from subsidiaries outside the United States.
The risk factor disclosure is focused on the fact that the Company is a holding company, and therefore may be dependent on dividends and other payments from its operating subsidiaries to meet various Company expenses and other potential obligations. However, subsidiaries in the United States generated approximately 53% of the Company’s revenues for the year ended June 30, 2014. As such, there are no repatriation restrictions in receiving dividends from those subsidiaries. With respect to substantially all cash held in Company subsidiaries outside the United States (most of which is held in Western Europe), repatriation of associated cash could result in significant tax obligations, which possibly could make such repatriation cost-prohibitive. However, other than typical repatriation issues, there are no other restrictions in repatriating such cash. As such, we do not believe that disclosure is required in accordance with Rule 4-08(e) of Regulation S-X.

SEC Comment 2:
Form 10-K for the Fiscal Year-Ended June 30, 2014
Note 12 - Variable Interest Entities, page 98
2. We note from your disclosure that you deconsolidated two previously consolidated funds due to modified restrictive language in the contracts governing these two funds, which resulted in the investors, other than the Company’s defined benefit retirement plans, to no longer be considered related parties, and the Company to no longer be considered the primary beneficiary of the funds. Please provide us with a detailed analysis supporting your conclusion that you were the primary beneficiary of the variable interest entities prior to the modification of the restrictive language in the contracts and that factors that changed as a result of the modification that led to your conclusion that you are no longer the primary beneficiary.
Company Response:
Background
During the quarter ended December 31, 2013, Towers Watson established its own funds platform which consisted of umbrella funds within a master-feeder structure. Umbrella funds have multiple sub funds, each offering a distinct investment strategy. The two funds referenced in our disclosure were two sub funds within an umbrella fund (the “Fund” or “Funds”). Each Fund is capitalized entirely by equity interests. We determined that the characteristics of the Funds are consistent with the conditions as defined in ASU 2013-08, and as such the Funds are considered investment companies. In our analysis, we therefore applied the VIE model before the amendments prescribed by ASU 2009-17. In regard to the primary beneficiary test, we observed that the primary beneficiary analysis is a quantitative analysis and that a reporting entity must consolidate a variable interest entity if that enterprise has a variable interest or combination of variable interests that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.
Variable interests and the primary beneficiary analysis
As of December 31, 2013, a defined benefit plan for the benefit of employees of Investor C (the “Investor C Pension Plan”) held a greater than 50% equity interest in each Fund. The remaining equity interest in each Fund was held by defined benefit pension plans for the benefit of Towers Watson’s employees (the “TW Pension Plans”). As the sponsor, this is considered an indirect variable interest of Towers Watson. Additionally, this indirect interest makes Towers Watson's management fee a direct variable interest of Towers Watson. Because Towers Watson and the TW Pension Plans did not hold a majority equity interest in either Fund, Towers Watson quantitatively concluded that neither it nor the TW Pension Plans would be the Funds’ primary beneficiary when assessed on the basis of their own holdings. However, for purposes of the primary beneficiary analysis, ASC 810 requires that a reporting entity must treat the variable interest in the same entity held by its related parties (as defined below) as its own interests. If the reporting entity concludes that the aggregate variable interests held by it and its related parties would absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, then the party within the related party group that is most closely associated with the VIE is considered the primary beneficiary and would consolidate the VIE.
Related parties and de facto agents
We then analyzed the guidance around related parties within ASC 810-10, which references the definition in ASC 850, as well as other parties that are acting as de facto agents or principles of the variable interest holder, and noted that the glossary in ASC 850 defines a related party in part as “trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of the entity's management”. Therefore, the Towers Watson Pension Plans, as investors in the Funds, are considered related parties of Towers Watson for purposes of the primary beneficiary analysis. We also assessed whether any of the potential related party/de facto agency relationships identified in ASC 810-10-25-43 exist for the other investor, the Investor C Pension Plan.
In our conclusions, we noted that while Towers Watson's relationship with the Investor C Pension Plan was not characteristic of any of the related party relationships defined in ASC 850, it did meet the following criteria noted in ASC 810-10-25-43(d) for a de facto agency relationship:
"A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity”
As noted in ASC 810-01-25-43(d), approval rights are considered to be indicative of a de facto agency relationship only if such approval constrains the other party’s ability to manage their economic interest in the VIE. As specified in the Funds' constitutional documents, the Directors of the Funds have the ability to restrict the investors from transferring and redeeming their ownership interests in their respective Funds. This language created a de facto agency relationship to the extent that either investor had the ability to appoint the Directors of the Funds. Therefore, we analyzed whether and with which parties that relationship existed.
Since Investor C Pension Plan owned greater than 50% of the ownership interest in each Fund, it had the unencumbered ability to elect new Directors at its sole discretion. Accordingly, as of December 31, 2013, Investor C Pension Plan, through its control of the Board, possessed the ability to constrain the Towers Watson Pension Plans from managing (through transfer or redemption) their economic interests in the Funds, and thus, a de facto agency relationship existed between these parties. Additionally, because Towers Watson is the sponsor of the Towers Watson Pension Plans, it maintains an indirect interest in each Fund. Therefore, Investor C Pension Plan’s ability to constrain the Towers Watson Pension Plans effectively extends to Towers Watson itself.     Based on the discussion above, as of December 31, 2013, we concluded that Towers Watson was in a de facto agency / related party relationship with all variable interest holders in the funds.
As this related party group absorbs all of the variability of each Fund, it is necessary to apply the “tie breaker test” (ASC 810-10-25-44) to determine which party within this related party group is most closely associated with, and, therefore, must consolidate each Fund.
Tie-breaker test
Next, we analyzed the four criteria in ASC 810-10-25-44, and noted that, consistent with the profession’s interpretation of ASC 810-10-25-44, no single factor is determinative. Rather, all four factors should be considered together in determining which party is most closely associated. In assessing the provisions of ASC 810-10-25-44, we observed that, although the transfer restrictions created a de facto agency relationship, neither Investor C Pension Plan, Towers Watson Pension Plans or Towers Watson appeared to be acting in the role of a principal or an agent. That is, no member of the related party group is actively directing the activities of the other, nor has any member of the related party group indemnified any other member of the related party group from incurring any losses or absorbing any gains related to their investment in each Fund. Thus, we ultimately concluded that the criteria in ASC 810-10-25-44(a) was not determinative for purposes of identifying which member of the related party group was most closely associated with the Funds. In consideration of the criteria in ASC 810-10-25-44(b) and (d) we noted that, although the economic performance of each Fund accrues to the Fund’s investors in proportion to their ownership interests, the activities of the Fund (providing investment vehicles to sponsors of pension plans) most closely align with Towers Watson, as they enhance key product offerings to the Company’s client base, and were created with the goal of securing a revenue stream in the form of management fees for Towers Watson. Accordingly, we concluded that this criteria pointed towards Towers Watson as being most closely associated with each Fund. Finally, with regards to the criteria in ASC 810-10-25-44(c), we observed that, as of December 31, 2013, Investor C Pension Plan possessed the majority of the exposure to the variability of the funds, as it held approximately 60% of the equity ownership interests. However, we also observed that Towers Watson did maintain significant (approximately 40%) exposure to the economic performance of each Fund through the combination of its management fee and its obligation to fund the Towers Watson Pension Plans. Notwithstanding this fact, we believe that the criteria in ASC 810-10-25-44(c) points towards Investor C Pension Plan as being most closely associated with each Fund.
Having concluded that of the four criteria to be considered, one is non-determinative, two qualitative factors point towards Towers Watson and one quantitative factor points towards Investor C Pension Plan, we next observed that ASC 810-10, prior to its amendment by ASU 2009-17, was primarily a risks and rewards model. Because the sole quantitative factor pointed towards Investor C Pension Plan as being most closely associated with each Fund, we considered whether Investor C Pension Plan should consolidate each Fund. However, we ultimately placed more weighting on the two qualitative factors, noting that, although as of December 31, 2013 Investor C Pension Plan had a majority interest in each Fund, the Company, through Towers Watson Pension Plans, still possessed a significant equity interest in each Fund, and the Company was actively marketing each Fund to additional third party investors as one of its new product offerings. We concluded that this combination of a significant minority investment and involvement in the initial and ongoing design and activities of each Fund caused Towers Watson to be the party that is most closely associated with each Fund.
The result of this analysis was that Towers Watson was determined to be the primary beneficiary and we consolidated the Funds for the quarter ended December 31, 2013.
Subsequent change to the original assessment
During our third quarter of fiscal year 2014, the contractual language contained in the Funds' constitutional documents was modified with Investor C Pension Plan’s consent to remove the transfer restrictions or to clarify that the Board could not unreasonably withhold its consent to such transfers. Further, we observed that a sufficient population of other qualified investors exist, to whom the existing investors can transfer their ownership interests. This point is further evidenced by the new investors that have already entered the Funds and the large pipeline of potential future investors. The modification of the restrictive transfer language, along with the practical ability of the investors to transfer their shares, resulted in the “breaking” of the de facto agency relationship that existed as of December 31, 2013.
Based on the elimination of the de facto agency relationship effective February 27, 2014, only the Towers Watson Pension Plans were considered related parties of Towers Watson for purposes of performing the primary beneficiary analysis. Towers Watson then performed the necessary quantitative analysis and demonstrated that, as a related party group, the combination of interests held by Towers Watson (through its management fee) and the Towers Watson Pension Plans, absorb less than 50% of each Fund's expected losses and residual returns. Based on the results of this analysis, Towers Watson would not be considered the primary beneficiary of either Fund as the Towers Watson related party group does not absorb a majority of the variability. Therefore, we deconsolidated the two Funds as of February 27, 2014 and appropriately accounted for the Towers Watson Pension Plans’ investments in each Fund under the provision of ASC 715.

SEC Comment 3:
Form 10-Q for the Quarterly Period Ended December 31, 2014
Note 8 - Debt, Commitments and Contingent Liabilities
Current and Former Employees of Teck Metals, Ltd., page 17
3. We note from your disclosure that any loss beyond accrued amounts is unlikely related to the litigation involving current and former employees of Teck Metals, Ltd. It is not clear to us what is meant by your use of the term “unlikely”. Please revise your disclosure in future filings to provide a clear and unambiguous assessment of the probability of additional disclosures necessary to comply with FASB ASC Topic 450.
Company Response:
We will remove the reference to “unlikely” loss in future filings. With respect to the Teck litigation, as disclosed in our Quarterly Report on Form 10-Q for the period ended December 31, 2014, the parties have reached an agreement on settlement of the litigation, which settlement remains subject to court approval. The settlement amount and the accrued amount were not material to the financial statements. We believe that such approval will be obtained prior to the Company filing its next 10-Q report; however, if it is not obtained by that time, the Company will update the disclosure as appropriate to provide a clear and unambiguous assessment of the probability of loss, in compliance with FASB ASC Topic 450.
SEC Comment 4:
Form 10-Q for the Quarterly Period Ended December 31, 2014
Note 8 - Debt, Commitments and Contingent Liabilities
Current and Former Employees of Teck Metals, Ltd., page 17
4. In addition, please tell us and disclosure in future filings the amount you have accrued in your financial statements for the litigation.
Company Response:
As noted in response 3 above, the settlement amount and the accrued amount were not material to the financial statements. Based on current information, the Company believes that settlement of such litigation will be complete before the Company files its next 10-Q report, and if so, that the Company will have no accrued amounts in its financial statements for such litigation at such time.
We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments.

Very truly yours,

/s/ Michael M. Thomson
Michael M. Thomson
Controller and Principal Accounting Officer

cc. John J. Haley
Roger F. Millay
Neil D. Falis
Isaac Esquivel, Securities and Exchange Commission